

Baird Conference

November 2008

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995.

Any forward-looking statements contained herein, including those relating to the Company’s financial results, business goals and sales growth, involve risks and uncertainties, including but not limited to, risks and uncertainties with respect to general economic and currency, conditions, various conditions specific to the Company’s business and industry weather conditions, new housing starts, market demand, competitive factors, changes in distribution channels, supply constraints, technology factors, litigation, government and regulatory actions, the Company’s accounting policies, future trends, and other risks which are detailed in the Company’s Securities and Exchange Commission filings, included in Item 1A of Part I of the Company’s Annual Report on Form 10-K for the fiscal year ending December 30, 2006, Exhibit 99.1 attached thereto and in Item 1A of Part II of the Company’s Quarterly Reports on Form 10-Q. These risks and uncertainties may cause actual results to differ materially from those indicated by the forward-looking statements. All forward-looking statements made herein are based on information currently available, and the Company assumes no obligation to update any forward-looking statements.

Topics

- Franklin Electric Overview

- Water Systems and Fueling Systems Growth Plans

- Outlook

- Financial Position

September 2008 YTD Financial Summary

	September 2008 YTD	% ±
Sales	$593.5 M	+32%
Operating Income	$69.1 M	+78%
EPS	$1.75	+77%
Net Debt/Capital (Book)	23%	
Net Debt/EBITDA (LTM)	1.3X	

Strategic Focus

Residential, Agricultural & Commercial Water Systems
$5.8 B Global Market Potential

Fueling Systems
$1.0 B Global Market Potential





* Current Franklin Management Estimates

Growth History
Product Line Extensions and Geographic Expansion

Water Systems

    

Franklin
Submersible Motor
1950s

Motors, Controls
and Drives
1990s

Motors, Pumps, Drives
and Controls
2004

Adjacent Pumping
Systems
2006

Global
Sales
Opportunity

Fueling Systems

    

Franklin
Submersible Motor
1960s

FE Petro
Turbine Pump
1980s

FE Petro Turbine
and Drive
1990s

Adjacent Products
2000s

Global
Sales
Opportunity

Product/Market Sales Mix
2008 Annualized Sales ± $770 M



Water Systems
Product Categories



Residential



Agricultural



Commercial

Groundwater Pumping

Dewatering/Sump Pumps

Sewage & Effluent Pumps

HVAC Condensate Pumps

Pressure Boosting

Utility Pumps

Pond & Fountain Pumps

Water Garden Products

Groundwater Pumping

Irrigation Pumping

Livestock Watering

Dewatering

Groundwater Pumping

Dewatering

Pressure Boosting

HVAC Condensate Removal

Irrigation Pumping

Utility Pumps

Pond & Fountain Pumps

Water Garden Products

Water Systems
September 2008 YTD Financial Summary ($ M)

	September 2008 YTD	% ±
US/Canada Sales	$245	+14%
International Sales	$204	+48%
Total Sales	$449	+27%	← **Organic Growth 8%**
Operating Income	$59.8	+29%

1) Includes FX impact of $19.0 M and the organic growth from acquisitions, excluding FX impact Organic Growth is 3%

Water Systems

US/Canada Market Potential and FE Share ($ B)

	Market Potential	FE Share
US/Canada Groundwater Pumping Sales	$0.6 B	30%-35%
US/Canada Adjacent Pumping Systems [1]	$0.9 B	10%-15%
Total	**$1.5 B**	**20%-25%**

1) Adjacent Pumping Systems – Non-Groundwater Pumping Systems Sold Through the Groundwater Pump Distribution Channel (Source - Franklin Management Estimate)

Water Systems
International Market Potential and Growth Trends ($ B)

	Total Potential Market [3]	Long Term Growth Trend [3]
Mature Regions [1]	$1.8 B	0%-3%/year
Developing Regions [2]	$2.5 B	5%-10%/year

1) Mature Regions: Europe, Japan/Korea, Australia/New Zealand

2) Developing Regions: Mideast, India, Latin America, China, Russia, Africa, Asean

3) Source - Franklin Management Estimate

Water Systems
Franklin Sales in Developing Regions ($ M)



Water Systems

Global Groundwater Pumping Systems League Table

	% of $2.1 B Global Addressable Market*
Franklin Electric	**18-19%**
Competitor A	11-13%
Competitor B	10-11%
Competitor C	9-11%
Competitor D	3-4%
All Others	42-49%
Total	100%

* Source – Franklin Management Estimates

Water Systems

Residential, Agricultural & Commercial Pumping Systems League Tables

	% of $5.8 B Global Addressable Market*
Competitor A	14-16%
Competitor B	12-13%
Franklin Electric	**10-11%** ← **5-6% in 2004**
Competitor C	6-8%
Competitor D	2-3%
All Others	49-56%
Total	100%

Global Water Systems Manufacturing Facilities


Siloam Springs
Oklahoma City
Grant County
Wilburton
Little Rock
Linares
Wittlich
Brno
Berzo Demo
Suzhou/China Sourcing
Joinville
Botswana
Johannesburg

	2003	2008
% Water Systems Manufacturing Headcount in Low Cost Regions	10%	40%

26% of Total Franklin Sales




YTD Franklin Fueling Financial Summary
($ M)

	September 2008 YTD	% ±
Sales	$145	+54% (All Organic)
Operating Income	$39.2	+148%

Key Growth Driver


RELAY MODULE

Franklin Fuel Management Systems (Modules)

- Vapor Control and Monitoring
- Leak Detection

Environmental Issues

- Product Adulteration Detection
- Inventory Monitoring and Management
- Variable Speed Pumps

California Vapor Control Mandate



- **12,000 Filling Stations in California**

- **Equipment Cost = $27,000/Station**

- **$300 M Market Opportunity 2008-2010**

- **Franklin One of Two Authorized Suppliers**

- **Conversion 35% to 40% Complete (9/30/08)**

* Source – Franklin Management Estimates



Sales Growth Outside California

Vapor Control Initiatives by Environmental Authorities in International Markets

 **Franklin Fueling Systems**

European Nozzle Development

- Franklin Vapor Control Technology

- Introduce in Mid 2009

- Conventional and Diesel Nozzles





"BRIC" Inventory Management System



- Low Cost Inventory Management Hardware and Software

- Features for Developing Regions:
    1. Remote Inventory Monitoring/Control
    2. Reconciliation (Pay Only For Gallons Delivered)
    3. Product Adulteration Monitoring (Patented)



Replacement Business

- Nozzles and Hanging Hardware

- Limited Product Life Due to Wear and Tear

- $10-$20 M Sales by 2010 and Growing as Installed Base Increases and Ages





Sales Force Restructuring

- Replacing Manufactures Reps with Company Direct Sales Personnel

- 20% Plus Sales Increase in Converted Territories



Outlook 2008

- Solid Performance Year to Date
- Fourth Quarter Headwinds
  - Uncertain Sales Volume
  - Reducing Inventories
  - Strengthening Dollar
  - Phase III Global Manufacturing Realignment Plan – Restructuring Charge
- 2009
  - Reduced Material Costs
  - Restructured and Low Cost Manufacturing Footprint
  - Increased Capacity Utilization

3Q 2008 Highlights

- Sales, Earnings and EPS were all records for the company
  - Sales were $215.8 M, up 31%
  - Net income was $17.3 M, up 48%
  - EPS was $0.74 versus $0.50 in 3Q 2007

- Fueling Systems led improvements due to California Vapor Control mandate
  - Fueling sales were $61.2 M, up 93%
  - Operating margin was 31.5%

- Water Systems sales improved, but margins were lower
  - Water sales were $154.6 M, up 16%
  - Operating margin was 12%
    - Reduced manufacturing utilization to reduce inventories
    - Acquired businesses increasing SG&A expenses
    - Higher incentive compensation expenses due to better business performance

Liquidity Update

- Ended 3Q with Strong Cash and Liquidity Position
  - Cash of $60.8 M Versus $65.3 at 12/29/07
  - Net Debt to Total Capital is 23%
  - Net Debt to EBITDA (LTM) is 1.3x
  - Gross Debt to EBITDA (LTM) is 1.9x

- Two Debt Arrangements in Place;

  - Revolver, $40 M Outstanding, $120 M Line
    - Expires 12/2011, Libor Based Variable Rate, Accordion Feature to $200 M
    - JP Morgan is Lead Bank, Wells, Wachovia, Bank of America

  - Term debt of $150 M;
    - Private Placement Through Prudential
    - Due in Five $30 M Installments Starting April 2015
    - Fixed Rate of 5.79%

- Covenants for All Agreements are Identical, in Full Compliance



Baird Conference

November 2008